PetroLogistics LP
600 Travis Street, Suite 3250
Houston, Texas 77002
(713) 255-5990

September 5, 2013

Pamela A. Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:                             PetroLogistics LP
Amendment No. 1 to Registration Statement on Form S-3
Filed August, 2013
File No. 333-190106

Dear Ms. Long:

Set forth below are the responses of PetroLogistics LP (the “Partnership”) and PetroLogistics Finance Corp. (“Finance Corp.” and, together with the Partnership, the “Registrants”) to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated August 29, 2013, with respect to the above-captioned filing (as amended, the “Registration Statement”).  Concurrently with the delivery of this letter to you, the Registrants are filing Amendment No. 2 to the Registration Statement to respond to the Staff’s comments (the “Amendment”).

The Registrants acknowledge that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Registrants, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that Staff comments may not be asserted by the Registrants as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the exact text of the comments provided by the Staff has been included in bold type preceding each response in the order presented in the comment letter.

General

1.                        We note that the cover page of the prospectus suggests that PetroLogistics Finance Corp. may independently issue debt securities while your disclosure on page 35 suggests that PetroLogistics Finance Corp. will only co-issue debt securities.  Please advise and reconcile your disclosure accordingly.

Response:  The Registrants have revised the cover page of the prospectus to remove the statement suggesting that Finance Corp. may independently issue debt securities. While the Registrants have no current intention to issue debt securities under the Registration Statement immediately upon its effectiveness, any debt securities eventually issued thereunder will be co-issued by the Partnership and Finance Corp.

2.                        Please explain the basis on which PetroLogistics Finance Corp. and PL Propylene LLC are conducting the offering on Form S-3. If you are relying on Instruction I.C.3 or I.C.4 of Form S-3, please explain how you meet the requirements set forth in those instructions.

Response:  In response to the Staff’s comment, the Registrants confirm that the Partnership, Finance Corp. and PL Propylene are conducting the offering on Form S-3 under General Instructions I.C.3 and I.C.4 to Form S-3, which provide that non-convertible securities (other than equity) of a majority-owned subsidiary or its parent, and the guarantees thereof by the parent or the subsidiary, respectively, may be registered on Form S-3 if the parent meets the Registrant Requirements and the applicable Transaction Requirements and the guarantees are full and unconditional (as defined in Rule 3-10 of Regulation S-X).  Any debt securities issued under the Registration Statement will be non-convertible, and will be co-issued by the Partnership and Finance Corp., its wholly-owned finance subsidiary, jointly and severally.  If PL Propylene LLC guarantees any debt securities co-issued by the Partnership and Finance Corp., such guarantee will be full and unconditional, as defined in Rule 3-10 of Regulation S-X.  The Registrants have revised the Registration Statement to delete any statements suggesting that debt securities may be issued other than jointly and severally by the Partnership and Finance Corp as co-issuers.  See the cover page to the prospectus and pages 35, 40 and 41 of the Amendment.

3.                        We note your response to comment one of our letter dated August 8, 2013 and that you believe you are not required to file separate financial statements pursuant to Rule 3-10(d) of Regulation S-X. However, your analysis only addresses securities co-issued by PetroLogistics LP and PetroLogistics Finance Corp.  Please provide us with additional analysis addressing your compliance with Rule 3-10 for the other securities that may be issued by PetroLogistics Finance Corp. and PL Propylene LLC, including debt securities issued independently by PetroLogistics Finance Corp., as applicable.  Please also confirm that PetroLogistics LP has no independent assets or operations, as is required by Note 5 to Rule 3-10(d).

Response:  The Registrants refer you to their response to comment 1 above and confirm that Finance Corp. will not independently issue debt securities.  Any debt securities issued pursuant to the Registration Statement will be co-issued by the Partnership and Finance Corp., jointly and severally.  Additionally, while PL Propylene LLC may guarantee any debt securities co-issued by the Partnership and Finance Corp., it will not be an issuer of any debt securities under the Registration Statement.  The Registrants confirm that the Partnership has no independent assets or operations. Please see page 37 of the Amendment.

4.                        We note that you propose to include certain narrative information specified in Rule 3-10 in your consolidated financial statements filed with your annual report on Form 10-K for the year ended December 31, 2013.  Please note that at the time of effectiveness your registration statement must comply with the financial statement requirements set forth in Rule 3-10 of Regulation S-X. We further note that the proposed narrative disclosure does not appear to include all of the disclosure required by Rule 3-10.  Please revise your filing accordingly.

Response:  The Registrants have revised the Registration Statement to clarify (1) that any debt securities that may be issued and sold pursuant to the Registration Statement will be co-issued, jointly and severally, by the Partnership and Finance Corp and (2) that the Partnership has no independent assets and operations.  Please see the cover page of the prospectus and pages 35, 36, 37, 40 and 41 of the Amendment.

If you have any questions or require any additional information, please do not hesitate to contact me (713-255-5984), or John P. Johnston (212-237-0039) or Christian Mathiesen (212-237-0027), at Vinson & Elkins L.L.P.

Very truly yours,

/s/ Richard Rice
Richard Rice
Senior Vice President, Corporate Secretary and General Counsel of PetroLogistics GP LLC

cc:                                James J. Fox (Vinson & Elkins)

John P. Johnston (Vinson & Elkins)

Christian Mathiesen (Vinson & Elkins)